Fire Department Coffee, Inc.



ANNUAL REPORT

811 W Riverside Blvd

Rockford, IL 61103

(779) 772-4707

https://www.firedeptcoffee.com/

This Annual Report is dated June 20, 2025.

BUSINESS

Company Overview

Fire Department Coffee, Inc. ("Fire Dept. Coffee" or the "Company") is a veteran and firefighter owned company dedicated to providing great-tasting coffee roasted in the U.S.A.

Inspired by coffee's vital role in helping firefighters stay alert and energized through long shifts, Fire Dept. Coffee was founded in 2016. Founder and CEO Luke Schneider is a retired firefighter/paramedic and a U.S. Navy veteran who teamed up with firefighter/paramedic Jason Patton, who is also a full-time firefighter and SVP for Fire Department Coffee.

Along with providing a growing selection of incredible coffee, including our proprietary Spirit Infused Coffee since 2016, Fire Department Coffee also supports our communities and fellow firefighters through the Fire Department Coffee Charitable Foundation by giving back to those who have become sick or injured while on the job as well as providing disaster relief via our Rosenbauer America Fire Department Coffee Fire Truck, Rescue 1.

Business Model

Our business model is to build the Fire Department Coffee brand through our online and social media presence as a coffee brand known for its quality, service, innovation, and supporting our communities and fellow firefighters in need. Our growth has been multi channel with a focus on ecommerce, food, club, and mass

We sell ground and whole bean coffee, coffee pods, instant coffee, and merchandise.

Corporate Structure

Fire Department Coffee, Inc. was initially organized as PI Coffee Roasters, Inc., an Illinois corporation, on January 13, 2015, and on November 8, 2018, changed its name to Fire Department Coffee, Inc.

Intellectual Property Ownership

Fire Department Coffee, Inc. directly owns nineteen (19) trademarks.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $50,000.00

Number of Securities Sold: 198

Use of proceeds: Capital growth

Date: August 01, 2020

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $250,000.00

Number of Securities Sold: 990

Use of proceeds: Capital growth

Date: August 01, 2020

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,737,910.00

Number of Securities Sold: 220,205

Use of proceeds: Capital Restructuring, Company Employment, Working Capital, Investments in Capital Equipment

Date: November 03, 2023

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 6,204

Use of proceeds: Not applicable

Date: November 03, 2023

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for the fiscal year increased significantly from $7,360,331 in 2023 to $12,113,373 in 2024, representing a 64.6% year-over-year growth. This substantial growth was primarily driven by the Company's expansion into wholesale and retail distribution channels, as well as continued success with direct-to-consumer offerings. The scale-up indicates strong demand for Fire Department Coffee's products and growing market presence.

Cost of Sales

The Cost of Goods Sold (COGS) rose from $5,021,610 in 2023 to $7,219,757 in 2024, a 43.7% increase. While costs grew alongside revenue, the proportionately slower growth of COGS compared to revenue suggests improved production efficiencies or favorable unit economics, particularly as volume increased across multiple sales channels.

Gross Margins

Gross profit increased from approximately $2.34 million in 2023 to $4.89 million in 2024. Correspondingly, gross margin improved from 31.8% to 40.4%, reflecting a year-over-year margin expansion of 8.6 percentage points. This gain likely stems from operational scaling, cost optimizations, and the strategic shift to 6-pack shipping formats, which reduced per-unit costs.

Expenses and Net Income

Despite the higher revenue and improved margins, the Company continued to operate at a loss. However, the net loss narrowed sharply from -$3,381,612 in 2023 to -$442,852 in 2024, a reduction of over 86%. This dramatic improvement suggests the business is approaching operational breakeven. The Company also paid no taxes in either year, consistent with its net loss positions.

Historical results and cash flows:

The Company is in an accelerated growth stage, having surpassed $12.1M in revenue in 2024, up from $7.4M in 2023. After earning spots on the Inc. 5000 list in 2021 and 2022, we've continued scaling through direct-to-consumer, wholesale, and licensing channels.

While we've historically relied on sales—not outside capital—for growth, we are now raising equity to expand distribution, marketing, and media opportunities. These investments are expected to drive continued revenue growth and improve margins through economies of scale.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $271,594.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Northwest Bank

Amount Owed: $151,492.00

Interest Rate: 8.0%

Maturity Date: August 22, 2029

$3,259.99/monthly for 59 months and 1 payment of $3,260.12

Creditor: Northwest Bank

Amount Owed: $1,335,129.00

Interest Rate: 9.0%

Maturity Date: August 22, 2025

Variable rate with initial rate of 9%. On time payment at maturity of all Principal and any remaining accrued interest.

Creditor: Northwest Bank

Amount Owed: $643,368.00

Interest Rate: 8.0%

Maturity Date: August 22, 2029

$5,466.98/monthly for 59 months and 1 payment of $573,526.90

Creditor: Loan costs related to Loan 6053

Amount Owed: $-12,358.00

Interest Rate: 0.0%

Maturity Date: August 22, 2029

Amortized on a straight-line basis over life of loan (5 years)

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Luke Joseph Schneider

Luke Joseph Schneider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO) & Chairman of Board

Dates of Service: May, 2016 - Present

Responsibilities: Informing and advising Board members, managing the organization's resources, and implementing strategic plans to grow revenue, profit, and social impact. Luke presently receives $100,000 in annual salary and holds 3,364,350 shares of Voting Common Stock.

Position: Treasurer

Dates of Service: May, 2016 - Present

Responsibilities: Manage and oversee the financial assets of Fire Department Coffee.

Other business experience in the past three years:

Employer: City of Rockford, Fire Department

Title: Firefighter/Paramedic

Dates of Service: April, 2009 - March, 2022

Responsibilities: Provide emergency services within the City of Rockford, IL

Name: Jason Patton

Jason Patton's current primary role is with City of Riviera Beach. Jason Patton currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President, Board Member

Dates of Service: October, 2017 - Present

Responsibilities: Creating and managing video content related to the organic promotion of Fire Department Coffee and its partners. Jason receives an annual salary of $70,000. Jason owns 10.17% equity in the company.

Other business experience in the past three years:

Employer: City of Riviera Beach

Title: Firefighter/Paramedic

Dates of Service: June, 2008 - Present

Responsibilities: Provide emergency services to citizens of Riviera Beach.

Other business experience in the past three years:

Employer: Patton'd Comedy CPR

Title: Owner

Dates of Service: January, 2017 - Present

Responsibilities: Jason owns this one-stop-shop for all of your CPR, AED, First-Aid, Blood-borne pathogens and BL.

Name: Bradley Patrick Flaherty

Bradley Patrick Flaherty's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Creative Officer

Dates of Service: March, 2020 - Present

Responsibilities: As the CCO for Fire Department Coffee, he directs the creative output and develops the design strategy that defines our brand. He ensures that the creative is consistent, unique, and memorable across all mediums of communication. Bradley receives annual compensation of $100,000 and owns 3.66% of the company's equity.

Name: Peter Provenzano

Peter Provenzano's current primary role is with SupplyCore Inc.. Peter Provenzano currently services 7 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: August, 2020 - Present

Responsibilities: Peter is a director of Fire Department Coffee. He does not receive cash compensation for this role.

Other business experience in the past three years:

Employer: SupplyCore Inc.

Title: President & CEO

Dates of Service: February, 1996 - Present

Responsibilities: Peter is the Chief Executive Officer and the primary owner of SupplyCore Inc.

Other business experience in the past three years:

Employer: MPOWR

Title: Founder, President and CEO

Dates of Service: January, 2002 - Present

Responsibilities: Peter founded MPOWR®, SupplyCore's software and social enterprise division, with the goal of helping communities, businesses, and organizations come together, achieve outcomes and systems change, and collaborate more effectively.

Name: Jeffrey William Fahrenwald

Jeffrey William Fahrenwald's current primary role is with SupplyCore Inc.. Jeffrey William Fahrenwald currently services 34 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member, acting Chief Financial Officer

Dates of Service: August, 2020 - Present

Responsibilities: Jeff assists with cash planning, financial planning and analysis, banking relationship, and developing finance and accounting functions. He also assists the President with decision-making when asked. He does not receive any financial compensation.

Other business experience in the past three years:

Employer: SupplyCore Inc.

Title: Vice President

Dates of Service: June, 2017 - Present

Responsibilities: Jeff works the Leadership team to develop and execute their long-term strategies for SupplyCore and its affiliates which include MPOWR and Arwadh Trading.

Name: Stacey Helbig

Stacey Helbig's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: March, 2025 - Present

Responsibilities: TBD

Name: Don Kremin

Don Kremin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: March, 2025 - Present

Responsibilities: TBD

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: Luke Joseph Schneider

Amount and nature of Beneficial ownership: 3,700,785

Percent of class: 55.53

RELATED PARTY TRANSACTIONS

Name of Entity: Steel Bridge Properties LLC

Names of 20% owners: Luke Schneider and spouse

Relationship to Company: Chief Executive Officer (CEO) & Chairman of Board and Spouse

Nature / amount of interest in the transaction: $12,000 a year

Material Terms: The CEO and their spouse own Steel Bridge Properties LLC, which owns the property and building at 1311 Harrison Blvd, which serves as the Company's roasting facility, as well as 2236 9th Ave, which team members use for lodging while traveling to visit the company headquarters. The Company has a single lease with Steel Bridge Properties for the use of both properties, paying $1,000 per month ($12,000 per year) for the lease. The lease term is one year, and may be terminated by either party with a 90 day notice, or by mutual agreement of both parties.

OUR SECURITIES

The company has authorized Voting Common Stock, Non-Voting Common Stock, Voting Preferred Stock, and Non-Voting Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 459,981 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 110,000,000 with a total of 6,426,189 outstanding.

Voting Rights

Voting rights: The holder of each share of Voting Common Stock shall have the right to one vote, and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

Material Rights

Dividend Rights. The holders of the Voting Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

The total amount outstanding does not include 160,655 shares to be issued pursuant to outstanding warrants.

Non-Voting Common Stock

The amount of security authorized is 2,900,000 with a total of 226,409 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

Voting Preferred Stock

The amount of security authorized is 238,095 with a total of 238,095 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Voting Preferred Stock.

Non-Voting Preferred Stock

The amount of security authorized is 476,190 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Preferred Stock.

Material Rights

There are no material rights associated with Non-Voting Preferred Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the coffee industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $4,999,990.80 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in the prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Minority Holder; Securities with No Voting Rights The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on an assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks We are partially an e-commerce / internet based business and may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Fire Department Coffee or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Fire Department Coffee could harm our reputation and materially negatively impact our financial condition and business. Uncontrollable factors in the coffee market Coffee is a commodity and traded based on what is going on in the market. There are some factors that can have a negative impact on crop yields that are uncontrollable such as weather, disease, and any other uncontrollable factors that may negatively impact the coffee market. Some team members are active firefighters. Some of our important team members are currently active firefighters including our Vice President Jason Patton. Firefighters have been known to have more occupational risks that can cause permanent disability or death. Board Member Involvement in Dismissed Civil Lawsuit One of the Company's board directors, Peter Provenzano, was named as a co-defendant in a 2014 civil lawsuit. Peter was an owner

/ investor in Midwest Adventure Group, LLC, but did not manage the business's day-to-day operations. Payment obligations to a lender, Blackhawk Bank, were triggered and a lawsuit was filed for damages. Peter assumed Blackhawk's claims, substituting a new entity owned entirely by him, Rocktown Adventures, LLC, as the plaintiff in the lawsuit, and pressed for payment from the other owners of Midwest Adventure Group, LLC. The dispute was resolved and the suit was dismissed by stipulation of the parties in 2014. Pending Complaint filing A complaint against the Company has been filed in Kings County (Index # 523971/2023) claiming our website is not ADA-compliant. We are working with our legal counsel and believe there are weak grounds for this party to pose any serious litigation risk to Fire Department Coffee. We believe the complaint is without merit, and we will work to resolve this efficiently. We monitor our website daily and run ADA reporting scans on our website twice per week, if not more frequently. We believe the exposure is very low.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 20, 2025.

Fire Department Coffee, Inc.

By   /s/ *Luke Joseph Schneider*

      Name: Fire Department Coffee, Inc.

      Title: Chief Executive Officer (CEO) & Chairman of Board

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Exhibit A

FINANCIAL STATEMENTS

FIRE DEPARTMENT COFFEE, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023

Expressed in US Dollars

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Fire Department Coffee, Inc.
Rockford, Illinois

Opinion

We have audited the financial statements of Fire Department Coffee, Inc., which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Fire Department Coffee, Inc. as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Fire Department Coffee, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Fire Department Coffee, Inc.'s ability to continue as a going concern for a period of twelve months from the date of issuance of this report.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fire Department Coffee, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Fire Department Coffee Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

May 30, 2025
Los Angeles, California

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 271,594	$ 10,800
Accounts Receivable, net	784,522	165,797
Inventory	1,515,924	1,146,478
Prepaids and Other Current Assets	873	17,337
Total Current Assets	**2,572,913**	**1,340,412**
Property and Equipment, net	1,008,052	1,050,675
Total Assets	**$ 3,580,965**	**$ 2,391,087**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 580,453	$ 588,697
Credit Cards	63,916	112,378
Current Portion of Loans and Notes	101,642	160,459
Line of Credit	1,335,129	1,744,449
Other Current Liabilities	869	5,640
Total Current Liabilities	**2,082,009**	**2,611,623**
Promissory Notes and Loans	680,860	617,055
Total Liabilities	**2,762,869**	**3,228,678**
STOCKHOLDERS EQUITY (DEFICIT)		
Common Stock	2,205,437	1,703,893
Treasury Stock	(20,000)	(20,000)
Warrant Reserve	2,596,995	1,000,000
Accumulated Deficit	(3,964,336)	(3,521,484)
Total Stockholders' Equity (Deficit)	**818,096**	**(837,591)**
Total Liabilities and Stockholders' Equity	**$ 3,580,965**	**$ 2,391,087**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 12,113,373	$ 7,360,331
Cost of Goods Sold	7,219,757	5,021,610
Gross Profit	**4,893,616**	**2,338,721**
Operating Expenses		
General and Administrative	3,089,319	3,155,821
Sales and Marketing	2,155,226	2,392,492
Total Operating Expenses	**5,244,545**	**5,548,313**
Net Operating Loss	**(350,929)**	**(3,209,592)**
Interest Expense	150,469	244,217
Other Loss/(Income)	(58,546)	(72,197)
Loss before provision for income taxes	**(442,852)**	**(3,381,612)**
Provision/(Benefit) for income taxes	-	-
Net Loss	**$ (442,852)**	**$ (3,381,612)**

See accompanying notes to financial statements.

FIRE DEPARTMENT COFFEE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| (in , $US) | Common Stock | | Treasury Stock | | Subscription | Warrant | Shareholder | Accumulated | Total Shareholder |
	Shares	Amount	Shares	Amount	Receivable	Reserve	Distribution	Deficit	Equity
Balance—December 31, 2022	**5,842**	**$ 376,706**	**-**	**$ (20,000)**	**$ (10,649)**	**$ -**	**$ (177,871)**	**$ (139,872)**	**$ 28,314**
Issuance of Stock	6,646,756	1,505,058	-	-	10,649		-	-	1,515,707
Conversion from S-Corp to C-Corp	-	(177,871)	-	-	-	-	177,871	-	-
Issued warrants	-	-	-	-	-	1,000,000	-	-	1,000,000
Net Loss	-	-	-	-	-	-	-	(3,381,612)	(3,381,612)
Balance—December 31, 2023	**6,652,598**	**$ 1,703,893**	**-**	**$ (20,000)**	**$ 0**	**$ 1,000,000**	**$ -**	**$ (3,521,484)**	**$ (837,591)**
Issuance of Stock	238,095	501,544	-	-	-	1,596,995	-	-	2,098,539
Net Loss	-	-	-	-	-	-	-	(442,852)	(442,852)
Balance—December 31, 2024	**6,890,693**	**$ 2,205,437**	**-**	**$ (20,000)**	**$ 0**	**$ 2,596,995**	**$ -**	**$ (3,964,336)**	**$ 818,096**

See accompanying notes to the financial statements

FIRE DEPARTMENT COFFEE INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (442,852)	$ (3,381,612)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation of Property	96,123	97,581
Amortization	376	-
Warrant reerve	-	1,000,000
Changes in operating assets and liabilities:		
Accounts Receivable, net	(618,725)	(51,095)
Inventory	(369,446)	(24,503)
Prepaids and Other Current Assets	16,464	(175)
Accounts Payable	(8,244)	470,383
Credit Cards	(48,462)	(48,289)
Other Current Liabilities	(4,771)	(6,608)
Net cash used by operating activities	**(1,379,537)**	**(1,944,318)**
CASH FLOW FROM INVESTING ACTIVITIES		
Cash received from sale of property and equipment	-	17,950
Write off net value of property and equipment sold		(12,157)
Purchases of Property and Equipment	(53,500)	(84,530)
Net cash used in investing activities	**(53,500)**	**(78,737)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	2,098,539	1,515,706
Line of Credit	(409,320)	425,033
Borrowing on Promissory Notes and Loans	4,612	41,479
Net cash provided by financing activities	**1,693,831**	**1,982,218**
Change in Cash	**260,794**	**(40,837)**
Cash—beginning of year	10,800	51,637
Cash—end of year	**$ 271,594**	**$ 10,800**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 150,469	$ 244,217
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Issuance of stock warrants in return for marketing services	$ -	$ 1,000,000

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Fire Department Coffee Inc. was incorporated on January 13, 2015, in Illinois under the name Pi Coffee Roasters, Inc. On September 26, 2018, Pi Coffee Roasters Inc. changed its name to Fire Department Coffee Inc. The financial statements of Fire Department Coffee Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Rockford, Illinois.

Fire Department Coffee Inc. is a veteran-owned business certified by the National Veteran-Owned Business Association (NaVOBA). We're dedicated to providing great-tasting coffee to people everywhere. Our coffee is freshly roasted in the U.S.A. by our dedicated team of firefighters, first responders, veterans, and coffee experts. Founder and CEO Luke Schneider is a retired firefighter/paramedic and a U.S. Navy veteran who teamed up with firefighter/paramedic Jason Patton, who is also a full-time firefighter and VP for Fire Department Coffee. Along with providing a growing selection of incredible coffee, including our proprietary Spirit Infused Coffee since 2016, Fire Department Coffee, Inc. also supports our fellow first responders in need through the Fire Department. Coffee Foundation by giving back to those injured on the job, mentally or physically, or facing other serious health challenges.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements, as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined that an allowance for expected credit loss was not necessary.

Inventories

Inventories are valued at the lower of cost or net realizable value. Costs related to finished goods, raw materials, retail, shipping materials, and supplies which are determined using the average costing method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

The estimated service lives for property and equipment are as follows:

Category	Useful Life
Building	40 years
Computer Equipment	3 years
Equipment	7 years
Leasehold Improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Income Taxes

On January 9, 2023, the Company filed a letter with the Internal Revenue Service revoking its S corporation status and is now taxed as a C Corporation. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Prior to 2023, the Company was taxed as an S Corporation and did not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2022 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The client also has a concentration of credit risk with a major customer who represents 23% of overall revenues for the year ended December 31, 2024.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at a point in time when the customer takes possession of the goods.

- Online Sales: Revenue is recognized at a point in time when the goods are delivered to the customer.

- Wholesale Transactions: Revenue is recognized at a point in time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from selling its coffee to consumers and wholesalers.

Cost of sales

Cost of sales includes the cost of retail products, raw materials and ingredients, packing materials, freight and delivery and other variable and fixed overheads.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $1,861,366 and $2,503,631, respectively, and are included in sales and marketing and cost of goods sold expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Stock Warrants

The Company accounts for warrants issued for services rendered under ASC 718, stock-based compensation, as well as an incentive for stock equity purchases. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 30, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

The inventory consists of the following items:

As of Year Ended December 31,	2024	2023
Finished Goods	$ 1,006,354	$ 537,181
Raw Material	43,056	227,391
Retail	245,437	156,210
Shipping Material	62,141	55,336
Supplies	158,936	170,360
Total Inventory	**$ 1,515,924**	**$ 1,146,478**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2024	2023
Escrow	$ -	$ 5,528
Prepayments	470	7,437
401k Retirement payable	-	3,544
Child support payable	-	257
Sales tax payable	-	168
Prepaid Deposits	403	403
Total Prepaids and Other Current Assets	**$ 873**	**$ 17,337**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2024	2023
Accrued Property Taxes	$ -	$ 5,620
Child Support Payable	-	-
Sales Tax	431	-
Retirement payable	438	20
Total Other Current Liabilities	$ 869	$ 5,640

5. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consist of:

As of Year Ended December 31,	2024	2023
Land	$ 27,270	$ 27,270
Building	569,129	569,129
Computer Equipment	13,756	15,164
Equipment	463,742	427,382
Leasehold Improvements	337,453	318,686
Vehicles	14,483	14,483
Property and Equipment, at Cost	1,425,833	1,372,114
Accumulated depreciation	(417,781)	(321,439)
Property and Equipment, Net	$ 1,008,052	$ 1,050,675

Depreciation expenses for property and equipment for the fiscal years ended December 31, 2024, and 2023 were $96,123 and $97,581, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

On February 1, 2024, the Company amended its articles of incorporation as follows:

The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 113,614,285. The Corporation has four classes of stock, referred to as: Voting Common Stock; Non-Voting Common Stock; Voting Preferred Stock; and Non-Voting Preferred Stock. There are: 110,000,000 shares of authorized Voting Common Stock, no par value per share (the "Voting Common Stock"); 2,900,000 shares of authorized Non-Voting Common Stock, no par value per share (the "Non-Voting Common Stock" and, together with the Voting Common Stock, the "Common Stock"); 238,095 shares of authorized Voting Preferred Stock, no par value per share (the "Voting Preferred Stock"); and 476,190 shares of authorized Non-Voting Preferred Stock, no par value per share (the "Non-Voting Preferred Stock" and, together with the Voting Preferred Stock, the "Preferred Stock" (all of which Preferred Stock are hereby designated as "Series A Preferred Stock")).

As of December 31, 2024, and December 31, 2023, the total number of voting common stock shares issued and outstanding was 6,426,189. The holder of each share of voting common stock has the right to one vote and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the corporation and shall be entitled to vote upon such matters and in such manner as provided by law.

As of December 31, 2024, and December 31, 2023, the total number of non-voting common stock shares issued and outstanding was 226,409. The holder of each share of non-voting common stock shall have no right to any vote as to the corporation's matters, nor shall they be entitled to notice of any shareholders' meeting of the corporation.

As of December 31, 2024, and December 31, 2023, the total number of voting preferred stock shares issued and outstanding was 238,095 and 0. The holder of each share of voting preferred stock has the right to one vote and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the corporation and shall be entitled to vote upon such matters and in such manner as provided by law.

Warrant Reserve

During the year ended December 31, 2024, the Company issued stock warrants for 476,190 non-voting preferred shares at a price of $0.01 in connection with the issuance of 238,095 shares of voting Preferred Stock. As of December 31, 2024, the warrants have not been exercised.

During the year ended December 31, 2023, the Company issued common stock warrants for a NASCAR sponsorship having a fair value of $1,000,000.   As of December 31, 2024, the warrants have not been exercised.

7.   SHARE-BASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved up to 100,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant, and generally has a term of ten years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected Life (years)	10.00
Risk-free Interest Rate	4.41%
Expected Volatility	75%
Annual Dividend Yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2022	**5,842**	$ 0.00	5.54
Granted	-	$ -	-
Vested	-		
Forfeited	-		
Outstanding at December 31, 2023	**5,842**	$ -	4.54
Granted	-	$ -	-
Vested	-		
Forfeited	-		
Outstanding at December 31, 2024	**5,842**	$ -	3.54

8. DEBT
Loans and Notes

The details of the Company's loans, notes, and lines of credit are as follows:

						As of December 31,	
Lender Name	Principal Amount Borrowed	Interest Rate	Borrowing Date	Maturity Date	Repayment Terms	2024	2023
Shopify	$ 465,000	0.00%	2/2402023	06/12/2023	17% of Daily Sales	$ -	$ -
Northern IL Community Bank	$ 100,000	4.50%	28/01/2021	Not set	$1865 / monthly, includes interest	-	46,048
Blackhawk Bank	$150,000 Line of credit	6.14%	18/07/2022	18/07/2027	$2,916 / monthly, includes interest	-	99,957
Blackhawk Bank	$1,750,000 Line of Credit	variable	30/08/2021	28/02/2024	Principal and interest due February 28, 2024	-	1,644,491
Blackhawk Bank	$ 318,160	4.36%	30/08/2021	30/08/2026	$3,440 / monthly, includes interest	-	294,740
Blackhawk Bank	$ 167,416	4.43%	30/08/2021	30/08/2028	$2,326 / monthly, includes interest	-	119,223
Blackhawk Bank	$ 136,000	6.33%	09/09/2022	09/09/2027	$1.008 / monthly, includes interest	-	131,625
Right Trailer	$ 7,623	0.00%	18/04/2023	18/09/2023	$1270.43 / monthly	-	-
Rockford Local Development Corporation	$ 50,000	7.50%	10/09/2019	Not set	$1,002 / monthly, includes interest	-	9,691
Rockford Local Development Corporation	$ 200,000	6.00%	22/03/2023	01/03/2028	$3925 / monthly, includes interest	-	176,188
Northwest Bank	$ 160,343	8.00%	22/08/2024	22/08/2029	$3,259.99/monthly for 59 months and 1 payment of $3,260.12	151,492	-
Northwest Bank	$ 2,000,000	Variable with initial rate of 9%	22/08/2024	22/08/2025	One time payment at maturity of all Prinicpal and any remaining accrued interest	1,335,129	-
Northwest Bank	$ 648,000	8.00%	22/08/2024	22/08/2029	$5,466.98/monthly for 59 months and 1 payment of $573,526.90	643,368	-
Loan costs related to loan 6053	$ -	-	22/08/2024	22/08/2029	Amortized on a straight-line basis over life of loan (5 years)	(12,358)	-

	2024	2023
Total Debt	**$ 2,117,631**	**$ 2,521,963**
Line of credit	$ (1,335,129)	$ (1,744,449)
Less current portion	(101,642)	(160,459)
Long term portion of debt	**$ 680,860**	**$ 617,055**

The summary of the future maturities is as follows:

For the year ended December 31,	Amount
2025	$ 1,436,771
2026	101,642
2027	101,642
2028	96,654
2029	380,922
Thereafter	-
	$ 2,117,631

9. INCOME TAXES

Prior to 2023, the Company had elected S-Corp status, and, therefore, did not report any provision for income taxes. In January of 2023, the Company elected to be taxed as a C-Corp under the provisions of the Internal Revenue Code.

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

	2024	2023
Provision for income taxes	$ 135,070	$ 1,031,392
Valuation allowance	(135,070)	$ (1,031,392)
Total	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2024, and December 31, 2023 are as follows:

	2024	2023
Deferred tax asset	$ 1,166,462	$ (1,031,392)
Valuation allowance	(1,166,462)	$ 1,031,392
Total	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $3,824,464. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. The Illinois state net operating loss carryforward is limited to 20 years.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

 The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

The CEO and their spouse own Steel Bridge Properties LLC, which owns the property and building at 1311 Harrison Blvd, which serves as the Company's roasting facility, as well as 2236 9th Ave, which team members use for lodging while traveling to visit the company headquarters. The Company has a single lease with Steel Bridge Properties for the use of both properties, paying $1,000 per month ($12,000 per year) for the lease. The lease term is one year, and may be terminated by either party with a 90 day notice, or by mutual agreement of both parties.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from its operation in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2024, through May 30, 2025, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Luke Joseph Schneider, Principal Executive Officer of Fire Department Coffee, Inc., hereby certify that the financial statements of Fire Department Coffee, Inc. included in this Report are true and complete in all material respects.

Luke Joseph Schneider

Chief Executive Officer (CEO) & Chairman of Board